Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of Kaival Brands Innovations Group, Inc., a Delaware corporation (“Kaival Brands,” the “Company,” “we,” “us,” or “our”), as set forth in our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part and to the provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to review complete copies of our Certificate of Incorporation and our Bylaws, and the applicable provisions of the DGCL for additional information.

General

Our authorized capital stock consists of 1,005,000,000 shares, divided into 1,000,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). Under our Certificate of Incorporation, our board of directors (our “Board”) has the authority to issue such shares of Common Stock and Preferred Stock in one or more classes or series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof, if any, as shall be provided for in a resolution or resolutions adopted by our Board and filed as designations.

Common Stock

As of February 11, 2021, 279,171,677 shares of our Common Stock were outstanding.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of the Company. We have not paid any dividends and do not anticipate paying any dividends on our Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Our Common Stockholders do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Common Stock is not subject to redemption by us.

The transfer agent and registrar for our Common Stock is vStock Transfer, LLC

Preferred Stock

Of the 5,000,000 shares of Preferred Stock authorized, our Board has previously designated:

●	3,000,000 shares of Preferred Stock as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), of which 3,000,000 shares remain outstanding.

Of the 5,000,000 shares of Preferred Stock, 2,000,000 shares of our Preferred Stock remain available for designation by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

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Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock have the following terms:

Liquidation Preference. If we liquidate, dissolve, or wind up, holders of the Series A Preferred Stock will have the right to receive an amount equal to $1.00 in the aggregate for all issued and outstanding shares of Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares) (the “Preference Value”). After the payment of the full applicable Preference Value of the then issued and outstanding shares of the Series A Preferred Stock, our remaining assets legally available for distribution, if any, will be distributed ratably to the holders of our Common Stock.

Dividends. The holders of the Series A Preferred Stock do not have any preferential dividend rights and are entitled to receive dividends, if any, only if, when, and as declared by our Board in its sole and absolute discretion.

Voting Rights. The holders have the Series A Preferred Stock do not have any voting rights.

Conversion Rights. Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock. The holders of the Series A Preferred Stock may convert their Series A Preferred Stock at any time on or after November 1, 2023. Notwithstanding the foregoing, the holders of the Series A Preferred Stock may convert their shares of Series A Preferred Stock prior to November 1, 2023 if a change of control (as provided for in the Certificate of Designation of Preferences, Rights, and Limitations of the Series A Preferred Stock) or upon the occurrence of any other event as determined and agreed to by us and the holders holding a majority of the issued and outstanding shares of Series A Preferred Stock. The shares of Common Stock to be issued upon conversion will bear a restricted legend.

Ranking. All series of preferred stock, whether now or hereafter designated, may by their respective terms have a preference over the Series A Preferred Stock in respect of distribution upon liquidation, dividends, or any other right or matter.

Certain Provisions of our Certificate of Incorporation, our Bylaws, and the DGCL

Certain provisions in our Certificate of Incorporation and Bylaws, as well as certain provisions of the DGCL, may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in our Certificate of Incorporation and Bylaws include the items described below.

●	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by a majority of our Board, the President, Chief Executive Officer, or the Secretary.

●	No Cumulative Voting. Our Certificate of Incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares could be able to ensure the election of one or more directors.

●	Undesignated Preferred Stock. Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Common Stock, which could adversely affect the holders of Common Stock and could discourage a takeover of us even if a change of control of the Company would be beneficial to the interests of our stockholders.

●	Our Officers Beneficially Own a Majority of Our Capital Stock. Our executive officers and sole directors beneficially more than a majority of our Common Stock and own all of the issued and outstanding shares of Series A Preferred Stock. Accordingly, they are able to control all matters related to the Company.

These and other provisions contained in our Certificate of Incorporation and Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

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In addition, we are subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless:

●	The board of directors of the corporation approved the business combination or other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

●	Upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers of the corporation and shares issued under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation’s voting stock.

Section 203 of the DGCL could depress our stock price and delay, discourage, or prohibit transactions not approved in advance by our Board, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our Common Stock.

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